

07007345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC SPECIALIST LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 20th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sher (212) 485-5125
(Area Code- Telephone Number)



B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Sher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Specialist LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4503273
Qualified in New York County
Commission Expires 12/31/10

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for *Determination* of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Electronic Specialist LLC

We have audited the accompanying statement of financial condition of Electronic Specialist LLC (the "Company") (a limited liability company and a wholly owned subsidiary of ESP Technologies LLC) as of December 31, 2006. This financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Specialist LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 31, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ELECTRONIC SPECIALIST LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$1,952,197
Cash Segregated Under Federal Regulations	167,552
Due from Brokers	422,001
Due from Customers	382,510
Commissions Receivable	244,873
Due from Parent	297,423
Other	89,966
Total Assets	$3,556,522
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to brokers	$1,388,887
Securities failed-to-receive	338,486
Soft dollar and commission recapture related	146,105
Accounts payable, accrued expenses and other liabilities	131,004
Total liabilities	2,004,482
Member's Equity	1,552,040
Total Liabilities and Member's Equity	$3,556,522

See Notes to Statement of Financial Condition

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Electronic Specialist LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is registered with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") as an introducing broker. The Company primarily provides direct market access and algorithmic trade routing services for institutional customers. The Company is a wholly owned subsidiary of ESP Technologies LLC (the "Parent"), which is ninety-nine percent owned by Zeno Investments LLC (the "Ultimate Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Commissions and servicing income from customer transactions and the related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reflected in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Substantially all assets and liabilities are recorded at contracted amounts, which approximate fair value.

The Company is treated as a partnership for federal and state income tax purposes and is considered a disregarded entity for tax reporting.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

3. CASH SEGREGATED UNDER FEDERAL REGULATION:

Included on the statement of financial condition is cash of $167,552 which has been segregated in special accounts for the exclusive benefit of customers in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

4. RECEIVABLE FROM CUSTOMERS:

Receivable from customers represents collateralized amounts due as a result of open customer transactions on a delivery-versus-payment basis.

5. BANK LOANS:

In connection with its settlement obligations under the clearing and custody agreement with the Company, the Settlement Agent (see Note 7) will , from time to time, complete transactions with the street, resulting in balances due from the Company. Additionally, as per the agreement, these amounts will be offset against cash held with the agent, if any. As of December 31, 2006, net against the cash balance in the statement of financial condition is approximately $45,000 for such transactions.

6. RELATED PARTY TRANSACTIONS:

The Parent provides bill-paying services and charges the Company for their direct expenses. Additionally, certain employees service both entities and their salaries are so allocated. The Parent is treated as a partnership for federal and state income tax purposes and in certain states is assessed annual fees, the majority of which is attributable to the Company's activities. As such, the Parent allocates expense to the Company based upon the Company's proportionate share of these fees. The Company entered into a software license agreement with its Parent for the use of software that provides for the routing of trades. The agreement, which calls for automatic six-month renewals and was automatically renewed until April 2007, may be terminated in the event of certain occurrences, as described in the agreement. Due from Parent on the statement of financial condition represents net cash advances made to the Parent with respect to the funding of these expenses and to meet other cash requirements of the Parent.

As mentioned previously, the Company has a software license with its Parent. This agreement provides for the assignment and servicing of third-party clients to the Company for value as mutually determined. Currently, such third-party clients are customers of the primary clearing broker. Approximately thirty-four percent of commissions and servicing income relates to the servicing of these third-party clients.

Through its relationship with the primary clearing broker, the Company serviced two affiliates of the majority member of the Ultimate Parent.

In order to meet certain requirements of the lessor, an affiliate of the Ultimate Parent entered into a lease agreement for the space occupied by the Company. Further, this affiliate provided certain office space for the Company's use.

The managing member of the Ultimate Parent has guaranteed the amount due from the Parent. Additionally, certain employees of an affiliate of this managing member provided services to the Company.

The Company has entered into a long-term non-cancelable operating lease agreement for office space, which expires in 2011, on behalf of its Parent. Lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending December 31,	
2007	$ 59,224
2008	116,618
2009	133,068
2010	136,906
2011	80,609
Total	$526,425

7. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company introduces the majority of its domestic customer transactions to one clearing broker and such transactions are introduced on a fully disclosed basis. The Company does use the clearing services of three other clearing brokers and has entered into a clearing and custody agreement with a major bank (the "Settlement Agent") whereby this Settlement Agent settles a major portion of international trades executed on behalf of customers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers and Settlement Agent (collectively the "Agents") for losses, if any, which the Agents may sustain from clearing and settling these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the creditworthiness of such customers.

During the year ended December 31, 2006, revenue generated from direct customers (as opposed to clients which the Company services on behalf of the Parent, as described in Note 6) of the Company located in the northeast region of the United States and outside of the United States was approximately sixty-six and twenty percent, respectively, of the revenues generated by such customers.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At year-end, due from broker represents amounts due from several brokers; however, approximately forty-five percent of the amount is due from one clearing broker requiring that a minimum deposit amount be held with them and approximately ninety-two percent represents amounts due from all clearing brokers. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve

Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash (which includes balances held by the Settlement Agent) is held primarily by three financial institutions, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000 for each account. Approximately 72% of the cash balance is held at one financial institution.

8. NET CAPITAL REQUIREMENT:

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for its registrants. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the Company is subject to the CFTC's minimum financial requirements (Regulation 1.17), which specifies net capital requirements for its registrants. As of December 31, 2006, the Company's net capital was $891,921, which was $641,921 in excess of its minimum requirements of $250,000 under SEC Rule 15c3-1 and CFTC Regulation 1.17. Effective July 10, 2006, the Company elected (and such election was approved by the NASD) to use the alternative method of calculating net capital, which requires the maintenance of minimum net capital, as defined, of $250,000.

9. EXEMPTIONS FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(ii). Due to the nature of the Company's soft dollar and commission recapture businesses, as well as the international business discussed in Note 7, the Company is required to maintain several "Special Accounts for the Exclusive Benefit of Customers of Electronic Specialist LLC" under the exemptive provisions of this Rule.

10. SUBSEQUENT EVENT:

On March 29, 2007, a transaction agreement was entered into by the Ultimate Parent and Parent whereby the Ultimate Parent and the Members of the Parent will sell all of their Members' units to a newly formed company whose majority shareholders are affiliated with three major financial institutions. The newly formed company will become the new ultimate parent of the Company. An application has been filed with the NASD for ownership change. This transaction is subject to the necessary regulatory approvals.

11. NEW PRONOUNCEMENTS:

Management does not believe that any recently issued, but not effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Member of
Electronic Specialist LLC

In planning and performing our audit of the financial statements and supplemental schedule of Electronic Specialist, LLC (the "Company") (a limited liability company and a wholly owned subsidiary of ESP Technologies LLC) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

2. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations



2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of Members of the Company, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 31, 2007

END